EXHIBIT 99.1

Press Release Dated October 22, 2012, Suncor Energy provides update on Firebag operations

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides update on Firebag operations

•                  Firebag production reaches 120,000 barrels per day

•                  Firebag Stage 4 expected to be 10% under $2 billion budget

•                  Firebag Stage 4 start-up ahead of schedule

Calgary, Alberta (Oct. 22, 2012) — Suncor Energy’s Firebag oil sands facility has reached full design capacity of nearly 120,000 barrels per day (bbls/day). First oil at stage 3 of the facility was brought online in August of last year and with the application of infill well technology, the pace of production ramp-up at Firebag stage 3 exceeded previous expectations. Production at the Firebag complex averaged 113,000 bbls/day in the third quarter of 2012, with exit rates of approximately 120,000 bbls/day. Quarterly production was up over 100% from last year’s third quarter production of approximately 55,000 bbls/day.

In addition, the Firebag stage 4 facility was safely commissioned during the third quarter of this year and steaming of the wells has begun. First oil is expected by year end, approximately three months ahead of the original schedule, and the project is approximately 10% under the current budget estimate of $2 billion.

“We’re seeing strong results from our disciplined focus on management of cost and quality – an excellent example of our commitment to create value for investors,” said Steve Williams, Suncor president and chief executive officer.

The expected total production from the Firebag complex will rise to approximately 180,000 bbls/day once stage 4 reaches full planned capacity. There is significant integration between Firebag stages 1 through 4 allowing operational flexibility to optimize production, maintenance, reliability and costs.

“The Firebag resource continues to provide among the most productive wells in the industry from one of the largest resource basins in the world,” continued Williams. “Firebag is a high quality asset and a crucial component of our Oil Sands portfolio.”

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include the plan for first oil for Firebag stage 4 to be at year end, the expectation that Firebag stage 4 will be 10% under the current budget estimate of $2 billion and the expectation that total production capacity of the Firebag complex will rise to approximately 180,000 bbls/day once Firebag stage 4 reaches full planned capacity. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and readers are cautioned not to place undue reliance on them.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 Website: www.suncor.com

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2012 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

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